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MAR 02 2009
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SECURITI 09059643 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 52685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Midtown Partners & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4218 W. Linebaugh Avenue
(No. and Street)

Tampa	**FL**	**33624**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen L. Alvarez **(770) 263-7300**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Bruce Jordan**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Midtown Partners & Co., LLC**, as of **December 31**, **2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Jose A. Diaz
Commission # DD801602
Expires: JUNE 29, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

Signature

President

Title

NOTARY PUBLIC STATE OF FLORIDA
Commission
Expires:
BONDED THRU ATLANTIC BONDING

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

MIDTOWN PARTNERS & CO., LLC
Financial Statements
For the Year Ended
December 31, 2008
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
Midtown Partners & Co., LLC

We have audited the accompanying balance sheet of Midtown Partners & Co., LLC, a wholly-owned subsidiary of Apogee Financial Investments, as of December 31, 2008 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midtown Partners & Co., LLC, as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

MIDTOWN PARTNERS & CO., LLC
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

	2008
Cash and cash equivalents	$ 341,620
Securities owned, at estimated fair market value	509,068
Employee advances	5,000
Accounts receivable	646,643
Office furniture and equipment, net of accumulated depreciation of $7,545	22,875
Prepaid expenses	46,107
Deposits	58,295
Total Assets	$ 1,629,608

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 53,719
Commissions payable	25,000
Accrued expenses	23,321
Total Liabilities	102,040
MEMBER'S EQUITY	1,527,568
Total Liabilities and Member's Equity	$ 1,629,608

The accompanying notes are an integral part of these financial statements.

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

	2008
REVENUES	
Investment banking	$ 5,956,399
Gains and losses from securities owned	(232,139)
Total revenues	5,724,260
OPERATING EXPENSES	
Compensation and benefits	983,635
Commissions and referral fees	2,152,296
Communications	32,461
Occupancy	228,524
Other operating expenses	398,153
Total expenses	3,795,069
NET INCOME	$ 1,929,191

The accompanying notes are an integral part of these financial statements.

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

	2008
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,929,191
Adjustments to reconcile net income to net cash used by operations:	
Depreciation expense	3,030
Net loss on securities	232,139
Securities received for services, net	(567,011)
Increase in accounts receivable	(651,607)
Decrease in accounts payable and accrued compensation	(421,130)
Increase in prepaid expenses and other assets	(62,715)
NET CASH PROVIDED BY OPERATING ACTIVITIES	461,897
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(17,727)
NET CASH USED BY INVESTING ACTIVITIES	(17,727)
CASH FLOW FROM FINANCING ACTIVITIES:	
Contributions from member	200,000
Distributions to member	(985,015)
NET CASH USED BY FINANCING ACTIVITIES	(785,015)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(340,845)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	682,465
End of year	$ 341,620
SUPPLEMENTAL CASH FLOW INFORMATION	
Items not affecting cash:	
Securities received for services	$ 1,242,613
Securities distributed as compensation	$ 487,200

The accompanying notes are an integral part of these financial statements.

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2008

Balance, December 31, 2007	$ 325,722
Other comprehensive income, December 31, 2007	57,670
Net income	1,929,191
Capital contributions	200,000
Distributions to member	(985,015)
Balance, December 31, 2008	$ 1,527,568

The accompanying notes are an integral part of these financial statements.

MIDTOWN PARTNERS & CO., LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Midtown Partners & Co., LLC (the "Company") was formed May 2000 as Cross Bow Capital, LLC. The Company changed its name to Midtown Partners & Co., LLC in 2004. Midtown Partners & Co., LLC is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides advisory and investment banking services for customers located throughout the United States.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Office Furniture and Equipment: Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five to ten years.

Income Taxes: The Company is a partnership for income tax reporting purposes. Therefore, the member will report the entire taxable income on its corporate income tax return and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement.

Securities Owned: Securities owned, which consist of common stocks and warrants received as compensation for services provided, are recorded at fair market value. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

MIDTOWN PARTNERS & CO., LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $238,039, which was $231,236 in excess of its required net capital of $6,803 and its ratio of aggregate indebtedness to net capital was .43 to 1.0.

NOTE C — LEASE AGREEMENT AND RELATED PARTY TRANSACTION

The Company leases office space from its Member under a month-to-month lease for $5,400 monthly. In addition, the Company leases office space from unrelated parties under leases effective during 2008.

Minimum lease commitment under the office premises leases at December 31, 2008 is as follows:

2009	$188,000
2010	144,000

For the year ended December 31, 2008, rent expense under the premises leases amounted to approximately $228,000 of which approximately $65,000 was paid to its Member.

The lease amounts paid to the member are not necessarily indicative of the amounts and terms that would have been incurred had comparable transactions been entered into with independent parties.

NOTE D – CONCENTRATIONS

Approximately 15% of the investment banking revenues were earned from a single customer in 2008.

NOTE E – SECURITIES OWNED

Securities owned consist of the following:

Common stock, not readily marketable	$ 90,728
Warrants for purchase of common stocks	418,340
	$ 509,068

SUPPLEMENTAL INFORMATION

SCHEDULE I
MIDTOWN PARTNERS & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL:

Total member's equity	$1,527,568
Less nonallowable assets:	
Non-marketable securities	(509,068)
Office furniture and equipment	(22,875)
Prepaid expenses and other assets	(104,402)
Advances to members and employees	(5,000)
Accounts receivable	(646,643)
	(1,287,988)
CD early withdrawal penalty	(829)
Net capital before haircuts	238,751
Less haircuts on securities positions	(712)
Net capital	238,039
Minimum net capital required	6,803
Excess net capital	$ 231,236
Aggregate indebtedness	$ 102,040
Net capital based on aggregate indebtedness	$ 6,803
Ratio of aggregate indebtedness to net capital	.43 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008

There is no significant difference between net capital as reported in Form X-17A-5 and net capital stated above.

MIDTOWN PARTNERS & CO., LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
Midtown Partners & Co., LLC

In planning and performing our audit of the financial statements of Midtown Partners & Co., LLC, for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Midtown Partners & Co., LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 25, 2009
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC